December 20, 2016

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:	High Desert Holding Corp.
Registration Statement on Form S-1 (File No. 333-212527)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), High Desert Holding Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Eastern Standard Time, on December 23, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Mark Kersey at (903) 738-6152 or to Patrick Ogle of the Law Offices of Patrick E. Ogle at (479) 651-5027.

High Desert Holding Corp. By: /s/ Mark A. Kersey Name: Mark A. Kersey Title: President	Law Offices of Patrick E. Ogle By: /s/ Patrick E. Ogle Name: Patrick E. Ogle, Esq. Title: Principal